May 24, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total System Services, Inc. (“TSYS”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No.: 1-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated May 10, 2011 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2010. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2010
Financial Statements
Note 19 Commitments and Contingencies
Contingencies, page 52
1.	We note your response to bullet 2 of prior comment 2. Please explain to us how you concluded that it was appropriate to consider insurance recoveries when determining the materiality of litigation contingencies. In this regard, we note that this is inconsistent with the GAAP requirement to record the litigation accrual and insurance receivable on a gross basis. As part of your response, tell us how you determined that net disclosure provides your investors with a full population of reasonably possible and probable loss contingencies, particularly because third-party recoveries are often subject to a number of uncertainties.
For purposes of determining whether disclosure of litigation matters should be made pursuant to ASC 450-20-50, when considering the materiality of any particular matter, we, among other things, determine whether we have insurance that could potentially cover the matter. When insurance could be available, we evaluate all applicable insurance policies and take into account the uncertainties of recovery of any insurance proceeds. Such information is then used as one of many factors to determine whether such matter is material to TSYS and should be disclosed under ASC 450-20-50.
With respect to litigation accruals that we have recorded in our Form 10-K, we have not recorded such accruals net of insurance, but rather on a gross basis. For purposes of assessing the materiality of disclosing such amount, we considered such amount on a gross basis in accordance with GAAP and did not consider insurance recoveries.
2.	Your response to bullet 3 of prior comment 2 indicates that matters that are “believed to be without merit” are considered remote. Please revise your disclosure in future filings, to use terms consistent with those in ASC 450 (i.e. remote).
TSYS advises the Staff that it will revise its disclosure in future filings as described above.
3.	Your response to prior comment 3 indicates that you believe that “investors will interpret” certain information in your disclosures to be consistent with those in ASC 450. In order to avoid “interpretations,” please revise your disclosures in future filings to use the specific terms used in ASC 450.
TSYS advises the Staff that it will revise its disclosure in future filings as described above.
4.	Please clarify why you are unable to estimate the additional loss or range of loss that is reasonably possible with respect to the EPS matter. In this regard, please clarify how you determined that the eventual outcome will not be material in light of your disclosure that you do not believe that the case will have a “material adverse effect on TSYS’ financial position, results of operations or cash flows,” but that it is “possible that the ultimate outcome may be material to TSYS’ results of operations for any particular period.” As part of your response, please tell us what you mean by this last sentence considering what you also disclose in the prior sentence.
Due to the ongoing proceedings with respect to the EPS matter, we cannot currently predict the eventual outcome of the case and any potential remedy that could be imposed on TSYS. As we described in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the Securities and Exchange Commission on May 6, 2011, proceedings are currently ongoing both in the United States District Court for the District of Arizona and with the Federal Communications Commission. Until such proceedings are closer to resolution, we cannot predict what, if any, remedy will be imposed and the cost to TSYS of such remedy. Therefore, because of the broad range of outcomes, we are unable to estimate the future potential loss or range of losses. In future filings, if we are able to estimate any additional potential loss or range of losses associated with such litigation, we will disclose such estimate if material.

As you have noted, we state that we believe the case will not have “a material adverse effect on TSYS’ financial position, results of operations or cash flows,” but that it is “possible that the ultimate outcome may be material to TSYS’ results of operations for any particular period.” While we are unable to estimate the future potential loss or range of losses, we want to fully inform our investors that although we do not believe the case will have a material adverse effect on the Company as a whole, an adverse result could affect our results for a particular quarter in the future if it is necessary for us to record a loss in such quarter. In future filings, if our belief with respect to the outcome of this case changes, we will modify our disclosure accordingly.
     If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2347.

Sincerely,
/s/ Philip W. Tomlinson
Philip W. Tomlinson
Chairman of the Board and Chief Executive Officer

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